UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 1, 2004 – August 31, 2004

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)
(Translation of Registrant's name into English)

6190 Agronomy Road, 6th Floor
Vancouver, British Columbia, V6T 1Z3, CANADA
 (Address of principal executive offices)

CIK # 0001036141 FILE NO. 0-29338

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]

Form 20-F   ☐                Form 40-F  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

Yes  ☒                         No    ☐

FORM 6-K
TABLE OF CONTENTS

For June 1, 2004 – August 31, 2004

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)

File No. 0-29338, CIK # 0001036141

Exhibit 99-1	Press Release – June 24, 2004 (Cardiome Receives FDA Approvable Letter on Oxypurinol for Gout)

Exhibit 99-2	Material Change Report - Cardiome Receives FDA Approvable Letter on Oxypurinol for Gout

Exhibit 99-3	Press Release – June 29, 2004 (Cardiome to Trade on Nasdaq)

Exhibit 99-4	Material Change Report - Cardiome to Trade on Nasdaq

Exhibit 99-5	Press Release – July 7, 2004 (Third Phase 3 Study Initiated for Cardiome's Atrial Arrhythmia Product)

Exhibit 99-6	Material Change Report – July 7, 2004 (Third Phase 3 Study Initiated for Cardiome's Atrial Arrhythmia Product)

Exhibit 99-7	Press Release – July 9, 2004 (Cardiome Congestive Heart Failure Trial to Continue)

Exhibit 99-8	Material Change Report – July 9, 2004 (Cardiome Congestive Heart Failure Trial to Continue)

Exhibit 99-9	Press Release – August 12, 2004 (Cardiome Reports Second Quarter Results)

Exhibit 99-10	Interim Financial Statements for the Quarter Ended June 30, 2004

Exhibit 99-11	Certification of Filings – CEO

Exhibit 99-12	Certification of Filings – CFO

Exhibit 99-13	Material Change Report – August 12, 2004 (Cardiome Reports Second Quarter Results)

Exhibit 99-14	Confirmation of Mailing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(REGISTRANT)

Date: September 3, 2004	By:	/s/ Christina Yip

Christina Yip
Vice President, Finance and Administration